GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

May 6, 2014

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6

SHAREHOLDERS OF GREAT PANTHER SILVER LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact Rhonda M. Bennetto, Vice President, Corporate Communications, at (604) 608-1766.

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (the “Company”) will be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 26, 2014, at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2013 and the report of the auditor on those statements;

2.	to set the number of directors at six;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

5.

to approve the Company’s combined Restricted Share Unit and Deferred Share Unit Plan (additional information may be found in the “Particulars of Matters to be Acted Upon – Share Compensation Plans” section of our Information Circular); and

6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at http://www.envisionreports.com/great_pantherAGS2014 and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, Toll Free: 1-888-355-1766 or by fax: 604-608-1768. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

i

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above, should ensure such request is received no later than June 16, 2014.

The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is not a registered shareholder.

DATED at Vancouver, British Columbia, May 6, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board

ii

Equity Compensation Plan Information	33
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	33
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	34
PARTICULARS OF MATTERS TO BE ACTED UPON	34
Share Compensation Plans	33
ADDITIONAL INFORMATION	37
APPENDIX A – BOARD MANDATE	38
APPENDIX B – RESTRICTED SHARE UNIT AND DEFERRED SHARE UNIT PLAN	45

iii

GREAT PANTHER SILVER LIMITED

Suite 800, 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of May 6, 2014)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Silver Limited (the “Company” or “Great Panther”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held at Suite 800, 333 Seymour Street, Vancouver, British Columbia, Canada on Thursday, June 26 2014, at 11:00 a.m. (Pacific Daylight Time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther shareholders” and “shareholders” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The board of directors has approved the contents and the sending of this Management Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of the Circular, but proxies may be solicited personally, by telephone or other means by directors, officers and regular employees of the Company or by solicitation agents engaged by the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders, which would allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions would reduce paper waste and mailing costs to the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full at http://www.envisionreports.com/great_pantherAGS2014 and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

As the Company is a reporting issuer that is using the Notice-and-Access Provisions for the first time, it was required to file a notification at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, Toll Free: 1-888-355-1766 or by fax: 604-608-1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received no later than June 16, 2014.

All Shareholders may call 1-888-355-1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the approval of the Company’s Restricted Share Unit and Deferred Share Unit Plan. However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors and the approval of the Restricted Share Unit and Deferred Share Unit Plan. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1- 416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders (Non-registered Shareholders)

Many shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”), accompanying the Notice and Access notification from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting. Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at 333 Seymour Street, Suite 800, Vancouver, British Columbia, V6B 5A6, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The board of directors has fixed May 16, 2014, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”. As of May 16, 2014, there were 138,987,710 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors – Nominees for Election”.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 16, 2014.

NUMBER OF AND ELECTION OF DIRECTORS

Pursuant to the terms of the Company’s Articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at five, but was increased to six subsequent to the last meeting of shareholders by way of a Board resolution. The Board proposes that the number of directors be fixed at six. Therefore, at the Meeting, shareholders will be asked to approve an ordinary resolution that the number of directors be fixed at six.

The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations on the offered resignation. The policy does not apply in circumstances involving contested director elections.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website.

As of the date of the Management Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

The Company has set forth six nominees for election to the board of directors of the Company. Voting for the election of the six nominee directors will be conducted on an individual basis. All of the six nominees for election at the Meeting are currently directors of Great Panther. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, (a) the names of management’s nominees for election as directors, and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a director of the Company, and (e) the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction. For each nominee’s principal occupation, business or employment for the five preceding years, see “Election of Directors – Principal Occupation, Business or Employment of Nominees”.

Unless authority to do so with respect to one or more directors is withheld and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Common Shares
Nominee Name, Position with the	Occupation, Business or	Period as a Director	Beneficially
Company and Residency	Employment	of the Company	Owned or
Controlled(5)

R.A. (BOB) ARCHER, P.Geo. President & Chief Executive Officer; Director British Columbia, Canada Non-Independent
Chief Executive Officer of the Company from 2004 to present; President of the Company from 2004 to 2012, and from May 30, 2013 to present; President, Chief Executive Officer of Cangold Limited; Non-Executive Director of Altair Ventures Incorporated.
		Since April 27, 2004	1,350,000(6)

R.W. (BOB) GARNETT, CPA, CA, ICD.D (1)(2 Chairman and Director British Columbia, Canada Independent
Commissioner, Financial Institutions Commission May 2012 to current; Director of VRX Worldwide Inc. since 2009; President of Sagebrush Golf and Sporting Club September 2012 to current and CFO 2006 to 2012; Director of the South Coast British Columbia Transportation Authority (TransLink) from January 2008 to December 2011; President of PDG Management Partners, Inc. from April 1998 to October 2010; Director of Central 1 Credit Union from 2009 to 2010; Director of Coast Capital Savings Credit Union from 1984 to 2009.
		Since May 3, 2011	30,000(7)

Common Shares
Nominee Name, Position with the	Occupation, Business or	Period as a Director	Beneficially
Company and Residency	Employment	of the Company	Owned or
Controlled(5)

KENNETH W. MAJOR, P.Eng. (3)(4) Director British Columbia, Canada Independent	Director of Cangold Limited from December 2011 to present; Independent mineral processing consultant for precious and base metals mining, KWM Consulting Inc. from 2006 to present.	Since March 17, 2011	Nil(8)

JOHN JENNINGS, CFA(1)(2) Director British Columbia, Canada Independent
Senior Client Partner, Korn Ferry since 2012; Chief Operating Officer of Anthem Properties Group from 2010 to 2012; Senior Director and Head of Mid-Market Investment Banking, Western Canada for CIBC from 2003 to 2010.
		Since June 28, 2012	Nil(9)

W.J. (JAMES) MULLIN (2)(3)(4) Director British Columbia, Canada Independent
Retired Professional Engineer in the province of British Columbia. Served as Senior Vice President of North American Operations for Newmont Mining Corporation until his retirement in 2001. During 5 years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid- sized cattle ranch.
		Since August 6, 2013	Nil(10)

JEFFREY R. MASON, CA, ICD.D(1)(3)(4) Director British Columbia, Canada Independent
Director and Chief Financial Officer of Wellgreen Platinum Ltd. since 2012; Chief Financial Officer, Corporate Secretary and Director of Hunter Dickinson Inc. from 1994 to 2008; Director of Amarc Resources Ltd. since 1995; Director and Audit Committee chair of Red Eagle Mining Corporation since 2011; Director and Audit Committee chair of Slater Mining Corporation since 2008; Director and Audit Committee chair of Coastal Contacts Inc. from 2006 to April 2014.
		Since May 6, 2014	Nil

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Member of the Safety, Health and Environment Committee.
(5)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

(6)	Mr. Archer also holds options to purchase 425,000 Common Shares.
(7)	Mr. Garnett also holds options to purchase 400,000 Common Shares.
(8)	Mr. Major also holds options to purchase 275,000 Common Shares.
(9)	Mr. Jennings holds options to purchase 275,000 Common Shares.
(10)	Mr. Mullin also holds options to purchase 75,000 Common Shares.

Principal Occupation, Business or Employment of Nominees

R.A. (Bob) Archer, P.Geo. – President, Chief Executive Officer and Director

Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist. He has more than 15 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 18 years, he has held various positions at the senior management level of junior exploration and producing companies. He is President and Chief Executive Officer and a Director of the Company. Mr. Archer is President and Chief Executive Officer and a Director of Cangold Limited, a junior mineral exploration and development company whose primary focus is precious metals, particularly gold. Cangold Limited is based in Vancouver, British Columbia and is listed on the TSX Venture Exchange (“TSX-V”) under the trading symbol CLD. Mr. Archer is also the Chairman of the Board of Directors and chair of the Audit Committee of Altair Gold Inc. Altair Gold Inc. is a junior gold mining company with a property in southeastern British Columbia and is listed on the TSX-V under the trading symbol AVX.

R.W. (Bob) Garnett, CPA, CA, ICD.D – Chairman and Director

Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007 he completed the Certified Directors Program with the Institute of Corporate Directors. In May, 2012 he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of VRX Worldwide Inc., a Vancouver based company which manages and distributes high-quality media content for travel consumers. Mr. Garnett is also chair of the Audit Committee of VRX Worldwide Inc. Mr. Garnett currently serves as President of Sagebrush Golf and Sporting Club, a golf club located near Merritt, British Columbia. From 2008 to 2011 he was a director and chair of the Audit Committee of the South Coast British Columbia Transportation Authority (Translink) and during 2011 he was the Vice-Chair. From 1996 to 2010, Mr. Garnett was President of PDG Management Partners, Inc. which most recently owned US and Canadian based companies in the same day courier industry. From 2009 to 2010 he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia.

Kenneth W. Major, P.Eng. – Director

Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He has more than 37 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining. In 1987 Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994 he became an owner/partner on formation of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006 Mr. Major left HATCH Engineers to form an independent processing consulting company, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle. Mr. Major currently serves on the board of Cangold Limited and is a member of its Audit Committee.

John Jennings, CFA – Director

Mr. Jennings is a Chartered Financial Analyst who has almost three decades of experience in the Canadian and International financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle-market companies. He is currently a Senior Client Partner at Korn Ferry, the world’s largest talent management organization, and prior to that, he was the Chief Operating Officer with a privately held real estate development, management and investment firm. He earned a Masters in Business Administration from London Business School in London, England and a bachelor’s degree in chemistry from the University of Western Ontario in London, Ontario.

W. James Mullin – Director

Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33 year career with Newmont Mining Corporation (“Newmont”). After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included open pit and underground mines and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings.

Jeffrey R. Mason, CA, ICD.D – Director

Mr. Mason is a Chartered Accountant and has his Institute of Corporate Directors designation with 25 years of public mineral company experience in exploration, development, construction and operation for PGM, gold, copper, nickel, silver, lead, zinc, and diamond projects in the Americas, Asia and Africa. In September 2004 he was awarded the BC Ernst and Young Entrepreneur of the Year Award (Natural Resources Category). He has expertise in corporate governance, exploration, construction and operations reporting, mergers and acquisitions, corporate finance and regulatory reporting, including 15 years as a Principal with, and Chief Financial Officer of, Hunter Dickinson Inc., and in addition, as Chief Financial Officer, Corporate Secretary and director for 15 public companies listed on the TSX, TSXV, NYSE MKT and NASDAQ. Mr. Mason served as director of TSX/NASDAQ-listed, Coastal Contacts Inc., an online e-retailer with annual sales of over $220 million and 650 employees, which was sold for $430 million to Essilor International in May 2014. He began his career with Deloitte LLP as a Chartered Accountant, followed by 6 years at Homestake Mining Company (merged with Barrick Gold Corporation) in mineral exploration, construction and operations reporting. Mr. Mason's current principal activity is as Chief Financial Officer and director of Wellgreen Platinum Ltd., as well as director of three publicly-traded exploration development companies.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at www.greatpanther.com:

(a)	Code of Business Conduct and Ethics; and

(b)	Whistleblower Policy.

The following disclosure has been prepared under the direction of the Nominating and Corporate Governance Committee and has been approved by the Board.

Board of Directors

The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board has reviewed the relationship between each current and proposed director and the Company with a view to determining independence. Based on that review, five of the six directors are independent. Below is a summary of the basis of the Board’s determinations:

Name	Independence status	Basis for determination of non-independence
R. A. (BOB) ARCHER	Not independent	Mr. Archer is considered to have a material relationship with the Company because he currently serves as the Chief Executive Officer and President of the Company.
R.W. (BOB) GARNETT	Independent	Not applicable – no material relationship
KENNETH W. MAJOR	Independent	Not applicable – no material relationship
JOHN JENNINGS	Independent	Not applicable – no material relationship
W.J. (JAMES) MULLIN	Independent	Not applicable – no material relationship
JEFFREY R. MASON	Independent	Not applicable – no material relationship

Other Reporting Issuer Experience

The following table provides details regarding directorships and committee appointments held by the directors in other reporting issuers. Other than as set out below under “Interlocking Directorships”, no director of the Company serves on the board of any other reporting issuer with any other director of the Company.

Name	Other Reporting Issuer Directorships	Other Reporting Issuer Committee Appointments
R.A. (BOB) ARCHER	Cangold Limited Altair Gold Inc.	N/A Board of Directors (Chairman) Audit Committee (Chair)
KENNETH W. MAJOR	Cangold Limited	Audit Committee
R.W. (BOB) GARNETT	VRX Worldwide Inc.	Audit Committee (Chair)
JEFFREY R. MASON	Amarc Resources Ltd. Red Eagle Mining Corporation Slater Mining Corporation Wellgreen Platinum Ltd	Audit Committee Audit Committee (Chair) Compensation Committee Audit Committee (Chair) Compensation Committee (Chair) N/A

No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Interlocking Directorships

Robert A. Archer and Kenneth W. Major are directors of the Company who serve together as directors on the board of Cangold Limited (“Cangold”). Mr. Major is a member of Cangold’s Audit Committee. Mr. Archer is not a member of any of Cangold’s Committees.

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources and Compensation Committee, (c) the Nominating and Corporate Governance Committee and (d) the Safety, Health and Environment Committee. All four committees are comprised solely of independent directors.

The Board Committees that were in place during the financial year ended December 31, 2013, their members and the number of meetings each Board Committee held during the year are set out below.

Board Committee	Members	Number of Meetings in 2013
Audit Committee	R.W. (Bob) Garnett (Chair) John Jennings Geoffrey Chater(1)	5
Human Resources and Compensation Committee	John Jennings (Chair) R.W. (Bob) Garnett W.J. (James) Mullin(2)	3
Nominating and Corporate Governance Committee	Geoffrey Chater (Chair) (1) Kenneth W. Major W.J. (James) Mullin(2)	1
Safety, Health and Environment Committee	Kenneth W. Major (Chair) Geoffrey Chater(1) W.J. (James) Mullin(2)	1

Notes:

(1)	Mr. Chater was appointed a Director of the Company on May 14, 2013 and resigned on April 7, 2014.
(2)	Mr. Mullin was appointed a Director of the Company on August 6, 2013.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, although attendance by telephone is acceptable in appropriate circumstances, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2013.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board holds in-camera meetings which are attended only by the independent directors regularly as part of board meetings and Audit Committee meetings. During the financial year ended December 31, 2013, the independent directors held eight in-camera meetings in conjunction with each board meeting held in the year. In addition, four in-camera Audit Committee meetings were held during the year which were attended only by the Audit Committee members, other independent directors and the Company’s auditors.

Name	Number of Board Meetings	Number of Board Meetings Attended	Individual Attendance Rate
R.A. (BOB) ARCHER	9	9	100%
R.W. (BOB) GARNETT	9	9	100%

Name	Number of Board Meetings	Number of Board Meetings Attended	Individual Attendance Rate
KENNETH W. MAJOR	9	9	100%
JOHN JENNINGS	9	9	100%
GEOFFREY CHATER (1)	6	5	83%
W. JAMES MULLIN (2)	4	4	100%

Notes:

(1)	Mr. Chater was appointed a Director of the Company on May 14, 2013 and resigned on April 7, 2014.
(2)	Mr. Mullin was appointed a Director of the Company on August 6, 2013. He attended all the scheduled board meetings during the time he was a director of the Company during 2013.

The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. Other Committees hold regular meetings throughout the year as required.

Mandate and Charters

The Board has developed and approved a written mandate for the Board and formal charters for each Committee. Copies of the Board mandate and Committee charters can be found on our website at www.greatpanther.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board of Directors has adopted a Board Mandate (the “Board Mandate”). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

strategic planning, including:

o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

o	approval of material acquisitions and divestitures;

financial and corporate matters, including:

o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

o	approval of commencement or settlement of material litigation;

business and risk management, including:

o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

o	approval of any plans to hedge sales; and

o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

policies and procedures, including:

o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

o	approving and acting as guardian of the Company’s corporate values; and

o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

A copy of the Board Mandate is attached to this Information Circular as Appendix A.

Audit Committee

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to support the Board in meeting its responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on our website at www.greatpanther.com. More information about the Audit Committee, as well as a copy of its Charter is attached as Appendix A to the Annual Information Form (the “AIF”) which was filed on SEDAR at www.sedar.com on March 10, 2014.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Human Resources and Compensation Committee

The role of the Human Resources and Compensation Committee (“Compensation Committee”) includes evaluating the performance of the Chief Executive Officer, Chief Financial Officer and the Board, approving all compensation for executive officers and directors, recommending compensation plans, including equity-based compensation plans to the Board, and an annual review of the Company’s benefits programs. Refer to “Statement of Executive Compensation”. The full text of the Human Resources and Compensation Committee Charter is available for viewing on our website at www.greatpanther.com.

Nominating and Corporate Governance Committee

The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to the effectiveness of the Board. This Committee is responsible for establishing and leading the process for identifying, recruiting, appointing, reappointing and providing ongoing development for directors. As part of its mandate, this Committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees, and reviews and monitors orientation and education of directors.

Safety, Health and Environment Committee

The mandate of the Safety, Health and Environment Committee is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this Committee to review and make recommendations with respect to the safety and health program, including corporate occupational health and safety policies and procedures, and safety and health compliance issues. The Safety, Health and Environment Committee must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field, and evaluates the impact on the Company.

Position Descriptions

Written position descriptions have been developed for the President and Chief Executive Officer, the Chairman of the Board, and the Chair of each committee of the Board. The Board is of the opinion that given the experience of the Chief Executive Officer, Chairman and respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for establishing and monitoring the orientation and continuing education of directors. When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics for the Company, its Directors, officers and employees (the “Code”). The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at www.greatpanther.com. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

The Nominating and Corporate Governance Committee oversees compliance with the Code. Mr. Robert Garnett, the independent Chairman of the Board, is the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board of Directors.

Training on the Code is included in the orientation of new employees and provided to existing directors, officers and employees on an on-going basis. To ensure familiarity with the Code, directors, officers and employees are required to read the Code and sign a Compliance Certificate annually.

The Code states that the Company’s directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a director, officer of employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the director’s, officer’s or employee’s motivation or the proper performance of his/her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, directors, officers, and employees may contact the Business Ethics Officer with a question or concern about the Code or a business practice. The Company’s Code of Conduct provides that each director, officer and employee is personally responsible for, and it is their duty to report, violations or suspected violations of the Code of Conduct to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Additionally, directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice. The Code requires any questions or reported violations to be addressed immediately and seriously, and provides that reporting of suspected breaches can be made anonymously.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Corporate Governance Committee recommends the six continuing directors for election this year.

The Nominating and Corporate Governance Committee is composed of Messrs. Mullin, Major and Mason, all of whom are independent directors. The mandate of the Nominating and Corporate Governance Committee is to: (a) identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees; (b) evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees; (c) evaluate the performance of the Board and its committees; and (d) develop and recommend to the Board corporate governance principles.

In fulfilling its mandate, the Committee, among other things: identifies and evaluates individuals qualified to be nominated for election as directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the shareholders of the Company; evaluates any individuals nominated for election as directors of the Company by the shareholders of the Company; and retains a search firm to assist the Committee in identifying, screening and attracting Nominees, if necessary.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board, its committees, and the individual directors. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE MKT Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE MKT Company Guide recommends that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, shareholders.

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In particular, in addition to having a separate Audit Committee, the Company’s Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802(C) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices – Mandates and Charters – Audit Committee”, information regarding the Audit Committee can be found in the Company’s AIF under the heading “Additional Information – Audit Committee”. The AIF also includes a copy of the Audit Committee charter. The AIF is available under the Company’s profile on SEDAR at www.sedar.com and a copy of the AIF is available upon request from the Company’s Chief Financial Officer & Corporate Secretary at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and,

(c)

“Named Executive Officers” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2013, the Company had the following Named Executive Officers (“NEOs”):

  Robert A. Archer, President and Chief Executive Officer;

  Martin B. Carsky, former President;

  Jim A. Zadra, Chief Financial Officer and Corporate Secretary;

  Robert F. Brown, Vice President, Exploration; and

  Juan Manuel Flores, former Vice President, Operations.

COMPENSATION DISCUSSION AND ANALYSIS

The Human Resources and Compensation Committee of the Board of Directors (the “Compensation Committee”) is composed entirely of independent directors. It directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation Committee’s principal functions are to: (a) recommend and approve compensation levels and programs for the Company’s CEO, President and CFO to the independent members of the Board of Directors; (b) administer the Company’s share based compensation plans; (c) review and approve goals, objectives and parameters for short term and long term incentive plans; and (d) approve employment and consulting agreements for executive officers.

The Company’s executive officers participate in executive compensation decisions by making recommendations to the Compensation Committee regarding (a) executive officer base salary, annual short term and long term incentive awards; (b) annual and long-term quantitative and qualitative goals for the executive officers; and (c) recommendations to amend short term and long term incentive plans, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

The following executive compensation principals guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

  Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

  Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

  Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operation performance over performance measures that are more directly influenced by metals prices; and

  Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

For 2013 the Company reviewed compensation programs of companies in its peer group, such as Endeavour Silver Corp., Fortuna Silver Mines Inc., First Majestic Silver Corp., and Scorpio Mining Corporation, to ensure that executive compensation is within the parameters of companies of a similar size and in the same industry. For 2014, the Company engaged a compensation consultant to carry out a formal executive and director compensation review with a more formal peer review analysis. (Refer to the section titled: “Actions, Decisions or Policies Made After December 31, 2013”).

The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Amended and Restated Incentive Share Option Plan (the “Share Option Plan”). Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

The Company has no current policy permitting or precluding NEOs or directors to purchase financial instruments to hedge or offset a decrease in market value in share options and no such policy is currently contemplated.

The Company’s executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. For NEOs, the compensation program is designed to provide a larger portion of variable incentives tied to corporate performance. NEO compensation includes base salary and benefits, bonuses and share options. Salaries are a base level of compensation designed to attract and retain executive officers with the appropriate skills and experience. Bonuses are designed to reward NEOs for the achievement of short term corporate objective and individual contribution towards achieving those objectives, while option grants through the Company’s Share Option Plan are designed to provide incentives to increase shareholder value over the longer-term and thereby better align executive compensation with the interests of shareholders The executive compensation program is designed to provide NEOs with a higher proportion of their total compensation from bonuses and share options and thereby tie a greater portion of their compensation to performance.

Each element of executive compensation is carefully considered by the Compensation Committee to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Companies goals and objectives.

Base Salary

A NEO’s base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for NEOs are set out in their employment or consulting/service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the executive officers may provide their recommendation to the Compensation Committee on the NEOs’ annual base salaries, the Compensation Committee and the Board make the final determination on the annual base salaries of the NEOs. The CEO and CFO do not make recommendations with respect to their individual salary or other incentives. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the NEOs.

The Company has employment and/or consulting/service agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions. Additional information regarding the service and employment agreements with the NEOs is found in “Termination and Change in Control Provisions”.

Short-term Incentive Plan

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent on the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. For 2012 and prior years, bonus payments were not determined by a formula but were based on Company performance and the achievement and contributions of individual employees and officers. Bonus payments are reviewed and approved by the Compensation Committee to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

For 2013 the Company adopted a Short Term Incentive Program (the “STIP”) with a more formal determination of annual incentive compensation with specific targets and objectives recommended by the Compensation Committee and approved by the Board of Directors. The STIP replaces the Company’s Performance Bonus Plan and puts in place more formal parameters for the awarding of annual cash incentive bonuses and the granting of stock options. Under the STIP, employees of the Company are grouped into different categories each with a different target bonus level and percentage allocation of corporate versus personal goals. Incentive compensation for the employees will be directly tied to the achievement of the key metrics as well as the achievement of individual goals. The objectives of the STIP are to align individual contributions with Company objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

For 2013, the STIP paid cash bonuses to the CEO, the President, and the CFO based on a formula taking into account Corporate Objectives and Specific Objectives, weighted 65% and 35% respectively. For the CEO, President and CFO, Specific Objectives have been established which are qualitative in nature. These include safety, achieving an appropriate balance between longer term development and current year operating performance, and the development and execution of a longer term growth strategy. For other NEOs, the bonus formula was based on the same Corporate Objectives weighted 65% and Personal Objectives weighted 35%. The Personal Objectives are qualitative in nature and support the achievement of overall Corporate Objectives.

The following table provides the mix of Corporate, Specific and Personal Objectives used in the cash bonus determination, and the target bonus and ranges.

	C level	VP level
Corporate/Specific/Personal	65/35/0	65/0/35
Cash bonus range/Target	0-60%/30%	0-50%/25%

The following table provides the Corporate Objectives for the purposes of the STIP:

Objectives(1)	Metric	Measurement	Weighting
Objective A	Safe Operations	Safety Record	(1)
Objective B	Consolidated Site Costs	Cost per tonne milled	25%
Objective C	Silver Production	Silver equivalent ounce production	25%
Objective D	Free Cash Flow	Free cash flow (EBITDA less sustaining capex)	25%
Objective E	Share Price	Share Price Performance relative to peer group	25%

Notes:

(1)

The results of Objectives B through E will be multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations. The Board will review the safety record at the end of each year and, applying good faith judgement, will determine the factor to be used for that year.

The final STIP bonus is computed as follows: Base Salary x Target x [(65% x Corporate Objective Achievement) + (35% x Specific Objective Achievement)].

Long-term Incentive Plans

The share option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with an additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Share Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares. The Compensation Committee reviews management’s recommendations and makes its own recommendations to the Board of Directors. Share options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee. When new grants are made, previous grants are also taken into consideration to ensure that the overall options granted are fair in relation to those of other employees and executives and within the range of option grants of similar companies in the mining industry. The number of outstanding options is also considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Share Option Plan.

For a detailed discussion of the Share Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. Details of the benefits and perquisites provided to the Named Executive officers are disclosed in the “All Other Compensation” column of the 2013 Summary Compensation Table set forth in this Information Circular. The primary benefits for the company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid vacation, and retirement savings plan benefits. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its NEOs may include a cellular telephone, and commuting expenses.

Compensation Governance

The Compensation Committee is comprised of John Jennings (Chair), R.W. (Bob) Garnett, and W.J. (James) Mullin, all of whom are independent directors. The Board is satisfied that each member has the skills and experience to carry out of the Mandate of the Compensation Committee. The Compensation Committee meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Senior Client Partner at Korn Ferry, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has almost three decades of experience in the Canadian and international financial sectors, as chief executive officer of a Canadian investment dealer and thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle market companies. Mr. Garnett has over 30 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Professional Accountant designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett is a Commissioner of the Financial Institutions Commission, (“FICOM”). FICOM is an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33 year career with Newmont Mining Corporation (“Newmont”). The experience of the Compensation Committee members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The Compensation Committee has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the Compensation Committee carefully considers whether the design and structure of compensation programs and related performance criteria provide appropriate incentives without creating undue risks.

Executive compensation is comprised of short-term compensation in the form of a base salary, bonus, and longer term incentives through the Company’s Share Option Plan. This structure ensures that a significant portion of executive compensation (share options) is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is limited. Furthermore, the short-term components of the executive compensation are carefully reviewed by the Compensation Committee to ensure that the elements provide incentives which align with the longer-term growth and development of the Company. Performance criteria and objectives for short and long-term incentive compensation are carefully reviewed by the Compensation Committee each year, and the Compensation Committee has discretion to make changes to these parameters before making its final recommendations to the Board. These measures mitigate the risk that the Company’s incentive programs would cause an officer to take inappropriate or excessive risks at the expense of the Company or the shareholders.

Due to the small size of the Company and the current level of the Company’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Compensation Committee during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Actions, Decisions or Policies Made After December 31, 2013

In February 2014, the Compensation Committee retained Global Governance Advisors (“GGA”) to review the current compensation levels for the Company’s executive officers and directors and short and long-term incentive plans, and evaluate and make recommendations on the Company’s overall executive and director compensation philosophy, objectives and approach.

Based on this review, the Company has adopted the following general changes to its executive and director compensation plans:

  Increase in the target STIP bonus percentages for the President and CEO and the CFO to 40% and 35% respectively, from 30% to reflect median levels in the Company’s peer group.

  Change the basis for long-term incentive awards to a percentage of base salary based on the fair market value of the long-term incentive from target grants in the form of the number of share options. The percentage targets for long-term incentive awards have been set at 75% for the President and CEO and the CFO, and 60% and 50% for the Vice President, Operations and Vice President, Exploration, respectively.

  The basis of long-term incentive awards for Directors was also changed to a target fair market value from the target number of share options.

  Change in vesting of share options to one-third after the first year of grant, one-third after the second of grant and the balance after the third year of grant, from one-third upon grant, one-third after the first year, and one-third after the second year. In addition, a standard option term was adopted of five years which is within the limits of the Company’s current Incentive Share Option Plan. In the past, terms of five years and three years were used.

  Subject to the approval of the shareholders of the Company, adopt the Restricted Share Unit and Deferred Share Unit Plan as a component of the Company’s long term incentive programs for executives and directors. See “Particulars of Matters to be Acted Upon – Share Compensation Plans”.

These changes were adopted to align total compensation levels and practices with those of the Company’s peers, and to better tie overall compensation with the achievement of strategic objectives and targets, and the creation of long-term shareholder value.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2009, with the cumulative total return of the TSX Composite Index from January 1, 2009 to December 31, 2013:

	Jan. 01/09	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13
Great Panther Silver Limited	$ 100.00	$ 255.07	$ 805.80	$ 576.81	$ 446.38	$ 223.19
S&P/TSX Composite Index	$ 100.00	$ 131.31	$ 154.43	$ 140.98	$ 151.11	$ 170.75

As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of different elements. These include elements that do not directly correlate to the market price of the Company’s common shares, such as base salary, and annual incentive plans which pay a bonus based on the achievement of specific strategic objectives. In addition, the Company’s share price is heavily influenced by the price of silver which has seen significant fluctuation in recent years and, in particular, significant declines in 2012 and 2013. From 2009 to 2010, the Company significantly increased production at its two wholly owned mines, and grew revenues and earnings. The increase in NEO compensation during this period reflects the achievement of the Company’s goals to increase production, revenue and earnings. For most of this early period, the Company’s share price followed the S&P/TSX Composite Index (the “Index”), with the exception of the latter half of 2010 when the Company’s share price significantly outperformed the Index mainly due to a significant rise in silver prices. In 2011, increases in NEO compensation reflected the appointment of new management and increases in compensation rates due to employment market conditions. During 2011, the Company’s share price saw significant fluctuations in response to the significant fluctuations in the prices of silver, but ended the year relatively unchanged from the start of the year. For 2012, NEO compensation increased mainly due to management changes at the Company which added the position of President to replace the Chief Operating Officer. During this period, the Company’s share price also declined reflecting mainly a decline in silver prices, but also a downward revision in the Company’s production guidance for the year. 2013 saw a very sharp decline in silver prices which significantly affected the Company’s share price and profitability. As a result, the Company undertook a restructuring which included the elimination of the standalone role of the President. Severance payments in respect of this restructuring significantly increased NEO total compensation. Annual incentive compensation also increased as specific goals and objectives were achieved which were independent of the share price.

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2013, 2012 and 2011:

Non-equity incentive plan compensation ($)
Name and current principal position	Year	Salary ($)(1)	Share- based awards ($)	Option- based awards ($)(2)	Annual incentive plans(3)	Long- term incentive plans	Pension value ($)	All other compensa tion ($)	Total compensa tion ($)
R.A. (BOB) ARCHER, P.GEO. President & CEO	2013 2012 2011	492,390(6) 378,863 413,863	Nil Nil Nil	46,332 72,939 Nil	80,000 40,000 125,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	618,722 491,802 538,863
MARTIN B. CARSKY, CA, ICD.D(4) Former President	2013 2012 2011	166,667(7) 354,972 198,078	Nil Nil Nil	Nil 145,879 230,704	Nil 60,000 30,000	N/A N/A N/A	N/A N/A N/A	698,333(12) 7,099(13) N/A	865,000 567,950 458,782
JIM A. ZADRA, CA CFO & Corporate Secretary	2013 2012 2011	262,500(8) 226,401 64,993(9)	Nil Nil Nil	77,219 72,939 138,422	60,000 40,000 10,000	N/A N/A N/A	N/A N/A N/A	12,135(13) 4,528(13) N/A	411,854 343,868 213,415
ROBERT F. BROWN, P. GEO. Vice President, Exploration	2013 2012 2011	215,000(10) 205,000 187,279	Nil Nil Nil	30,888 Nil Nil	40,000 20,000 30,000	N/A N/A N/A	N/A N/A N/A	11,022(13) N/A N/A	296,910 225,000 217,279
JUAN MANUEL FLORES(5) Vice President, Operations	2013 2012 2011	208,176(11) N/A N/A	Nil N/A N/A	113,735 N/A N/A	26,000(15) N/A N/A	N/A N/A N/A	N/A N/A N/A	16,265(14) N/A N/A	364,176 N/A N/A

Notes:

(1)

Salary deferrals of 15% were taken by the CEO and CFO, and deferrals of 10% were taken by each of the other NEOs for the period from July 1, 2013 to March 1, 2014. The deferred salary amounts were repaid in March 2014 after the achievement of specified financial performance conditions by the Company. The salary figures in the table for 2013 reflect the full salaries for 2013 before the application of any deferral as the conditions for the repayment of the deferred salaries were met and the respective deferrals were paid to each of the NEOs.

(2)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The May 10, 2013 grants were valued using the following assumptions: Exercise Price: $0.96; Risk Free Rate of Return: 0.99%; Volatility Estimate: 65.35%; Expected Life (Years): 1.97; Dividend Rate: Nil; Per Option Value: $0.42405. The June 28, 2013 grants were valued using the following assumptions: Exercise Price: $0.70; Risk Free Rate of Return: 1.22%; Volatility Estimate: 65.6%; Expected Life (Years): 1.94; Dividend Rate: Nil; Per Option Value: $0.30888. The August 12, 2013 grants were valued using the following assumptions: Exercise Price: $0.92; Risk Free Rate of Return: 1.14%; Volatility Estimate: 56.17%; Expected Life (Years): 1.87; Dividend Rate: Nil; Per Option Value: $0.35960.

(3)	The 2013 annual incentive was paid in 2014, and the 2012 annual incentive was paid in 2013.
(4)

Mr. Carsky was President of the Company from July 18, 2012 to May 30, 2013. He was Executive Vice President and Chief Financial Officer from June 1, 2011 to July 18, 2012. Mr. Carsky was also a director of the Company from February 9, 2009 to May 3, 2011.

(5)	Mr. Flores was Vice President, Operations of the Company from March 1, 2013 to March 19, 2014.
(6)

Payments for 2013 consist of consulting fees of $492,390 paid to Platoro Resource Corp., a British Columbia company controlled by Robert A. Archer (a salary deferral of $31,590 was paid to Mr. Archer in March 2014). Payments for 2012 consist of consulting and directors’ fees of $348,863 and $30,000 respectively (2011: $383,863 and $30,000), of which the consulting fees were paid to Platoro Resource Corp.

(7)

Payments for 2013 consist of consulting fees paid to Embeecee Capital Management Ltd. (“Embeecee”), a company controlled by Martin B. Carsky. Amounts paid for 2012 consisting of consulting fees of $354,972. Amounts paid for 2011 consisting of consulting, salary and directors’ fees of $159,328, $21,896 and $16,854 respectively. Consulting fees were paid to Embeecee. Mr. Carsky resigned from the Company effective May 30, 2013.

(8)	Mr. Zadra was paid a salary deferral of $19,687 in March 2014.
(9)	Mr. Zadra was appointed Vice President, Finance on September 6, 2011.
(10)	Mr. Brown was paid a salary deferral of $10,750 in March 2014.
(11)

The salary paid to Mr. Flores in 2013 relates to the period March 1, 2013 onwards. Mr. Flores was paid a salary deferral of $18,347 in March 2014. These amounts were paid in Mexican pesos, translated at an exchange rate of $1.00=MXP 12.32556.

(12)	Consisting of $8,333 in retirement plan benefits and payment of $690,000 in connection with his resignation on May 30, 2013.
(13)	Retirement plan benefits.
(14)	Benefits related to savings fund, social security and housing. These amounts were paid in Mexican pesos, translated at an exchange rate of $1.00=MXP 12.32556
(15)	Amount paid in Mexican pesos. The payments made in Mexican pesos were translated at the exchange rate of $1.00=MXP 12.32556.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2013, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
R. A. (BOB) ARCHER	150,000(2) 175,000 150,000 100,000	0.45 0.70 0.70 1.71	08-Feb-14 03-Sep-14 28-Jun-16 16-Aug-17	48,000 12,250 10,500 Nil	Nil	Nil	Nil
JIM A. ZADRA	150,000 250,000 100,000	2.40 0.70 1.71	05-Dec-16 28-Jun-16 16-Aug-17	Nil 17,500 Nil	Nil	Nil	Nil
ROBERT F. BROWN	150,000(3) 50,000 100,000	0.45 0.90 0.70	08-Feb-14 02-Dec-14 28-Jun-16	48,000 Nil 7,000	Nil	Nil	Nil
JUAN MANUEL FLORES	166,667 16,667	0.96 0.70	9-May-16 28-June-16	Nil 1,167	Nil	Nil	Nil

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2013, which was $0.77 per share.

(2)	On February 3, 2014, Mr. Archer exercised 150,000 options, granted on February 9, 2009, at an exercise price of $0.45.
(3)	In January and February 2014, Mr. Brown exercised 150,000 options, granted on February 9, 2009, at an exercise price of $0.45.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2013 for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. A. (BOB) ARCHER	4,500(2)	Nil	$80,000
MARTIN B. CARSKY	Nil(3)	Nil	$Nil
JIM A. ZADRA	7,500(2)	Nil	$60,000
ROBERT F. BROWN	3,000(2)	Nil	$40,000
JUAN MANUEL FLORES	750(4)	Nil	$26,000

Notes:

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	Messrs. Archer, Zadra and Brown were granted options to purchase shares of the Company on June 28, 2013. One third of the options granted vested immediately.
(3)	No options were granted to Mr. Carsky during the year ended December 31, 2013.
(4)	Mr. Flores was granted options to purchase shares of the Company on May 10, 2013 and June 28, 2013. One third of the options granted vested immediately.

See “Securities Authorized under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following or, in connection with, retirement.

Retirement Plan Benefits

The NEOs are eligible to participate in the Company’s matching retirement benefits program, which was implemented on January 1, 2012 and is available to all of the Company’s Canadian employees. (A similar savings plan program is offered to the Company’s employees in Mexico.) The Company pays contributions to a Registered Retirement Savings Plan (as defined by the Income Tax Act Canada) equal to the contributions made by the employee to a maximum of 5% of the employee’s salary (2% in 2012). The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company paid contributions totaling $31,490 in 2013 none of which were fully vested.

Termination and Change in Control Provisions

The Company has entered into service and/or employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

Executive Consulting Services Agreement – R.A. (Bob) Archer

The Company entered into an Executive Consulting Services Agreement on January 1, 2013 with Platoro Resource Corp. (the “Platoro Agreement”), a British Columbia company controlled by Mr. Archer. Pursuant to the terms of the Platoro Agreement, Mr. Archer is engaged as the President and Chief Executive Officer of the Company to December 31, 2015, at a fee of $1,800 per day (the “Daily Fee”). Under the terms of the Platoro Agreement, Platoro is also entitled to a bonus based on his performance. The criteria for a bonus shall be reviewed and established annually by the Compensation Committee and reflected in the terms of the Company’s STIP for the following financial year. Under the terms of the Platoro Agreement, Mr. Archer will also serve on the Board of Directors of the Company but will not receive any Director’s fees or other compensation paid to independent directors other than recovery of out-of-pocket expenses associated with fulfilling such duties.

The Company may terminate the Platoro Agreement without any previous notice or payment in lieu of notice in the event that Mr. Archer commits misconduct, misfeasance or malfeasance; neglects his duties to the Company or is convicted of an indictable criminal offence. The Company may also terminate the Platoro Agreement without cause and without further obligation, by providing Platoro with a payment equal to 480 times the Daily Fee at the then-current rate and two years’ bonus. In this case, the bonus is to be calculated as the average of any performance bonus awarded in the previous two year period or such lesser period as Mr. Archer has worked with the Company, and the equivalent of two years of other compensation, if any.

Mr. Archer may terminate the Platoro Agreement at any time during its term by providing the Company with 60 days written notice. Should Mr. Archer terminate the Platoro Agreement, and depending on the nature of such termination, the Company may continue paying Platoro the normal daily rate during the notice period, plus a payment equal to 80 times the Daily Fee at the then-current rate on the last day of the notice period. Where Mr. Archer provides the Company with written notice under this provision, the Company may waive such notice, in whole or in part, in which case this Contract shall terminate on the date specified by the Company. In this case, the Company may make a payment equal to 120 times the Daily Fee at the then-current rate minus any amount paid from the date Mr. Archer provided notice. The circumstances under which this termination payment would be made are at the sole discretion of the Compensation Committee.

Employment Agreement – Martin B. Carsky

The Company entered into an Employment Agreement with Mr. Carsky effective January 1, 2013 (the “Carsky Agreement”). Mr. Carsky was engaged as the President of the Company at a salary of $400,000 per annum. Mr. Carsky was entitled to a bonus based on performance. The criteria for the bonus is reviewed and established by the Compensation Committee and reflected in the terms of the Company’s STIP. Under the terms of the Carsky Agreement, Mr. Carsky was also entitled to participate in the Company’s Share Option Plan and was eligible for additional options to be granted at a time and price approved by the Board and Directors.

Mr. Carsky resigned as President of the Company on May 30, 2013. Upon his resignation and under the terms of the Carsky Agreement, Mr. Carsky received payment of wages up to May 31, 2013; a lump sum payment equal to 18 months of salary, and a lump sum payment equal to two times the average of the performance bonus awarded to Mr. Carsky in the previous two years, resulting in a final payment of $690,000.

Employment Agreement – Jim A. Zadra, CA

The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an Amending Agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer of the Company. Mr. Zadra is entitled to a bonus based on performance. The criteria for the bonus is reviewed and established by the Compensation Committee and reflected in the terms of the Company’s STIP. Under the terms of the Zadra Agreements, Mr. Zadra is also entitled to participate in the Company’s Share Option Plan.

Under the terms of the Zadra Agreements, the Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ bonus. The bonus is to be calculated as the average of any performance bonus awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company, and the equivalent of two years of other compensation, if any.

In the event of a “Change of Control” of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, performance bonus and other compensation, if any. The bonus payment is calculated at two times the average of any bonus awarded in the previous two year period or such lesser period as Mr. Zadra has worked with the Company.

Employment Agreement – Juan Manuel Flores

The Company entered into an employment agreement with Juan Manuel Flores on March 1, 2013 (the “Flores Agreement”) at a rate of $261,202 per annum (3,250,000 Mexican pesos, translated at an exchange rate of $0.08037 as of March 1, 2013). Under the terms of the Flores Agreement, Mr. Flores was engaged as the Vice President, Operations of the Company’s subsidiary in Mexico. Mr. Flores was entitled to participate in the Company’s Share Option Plan.

Under the terms of the Flores Agreement, the Company may terminate Mr. Flores’ employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Flores’ employment without cause, and without further obligation, by providing notice, or salary in lieu of notice. In the event of a “Change of Control” of the Company, Mr. Flores is entitled to receive from the Company a payment equal to two times his annual salary, performance bonus and other compensation, if any. The bonus payment is calculated at two times the average of any bonus awarded in the previous two year period or such lesser period as Mr. Flores has worked with the Company.

Mr. Flores resigned as Vice President, Operations effective March 19, 2014 and continued to work for the Company’s subsidiary in the capacity of a consultant.

Employment Agreement – Robert F. Brown

The Company entered into an employment agreement with Robert F. Brown on July 11, 2008 (the “Brown Agreement”). Mr. Brown’s annual salary is $220,000. Under the terms of the Brown Agreement, Robert Brown is engaged as the Vice President, Exploration of the Company. Mr. Brown is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Brown Agreement, the Company may terminate Robert Brown’s employment for cause, without notice or any payment of any kind. The Company may terminate Robert Brown’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 12 months’ salary. In the event of a change of control of the Company, Robert Brown is entitled to 12 months’ salary.

Incremental Payments

The estimated incremental payments from the Company to each of Messrs. Archer, Zadra, Flores, and Brown on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2013, are as follows:

NEO	Element	Estimated Incremental Payment – Termination without Cause	Estimated Incremental Payment – Termination without Cause on a Change of Control
R.A. (BOB) ARCHER President & CEO	Salary	$864,000(1)	$864,000(1)
	Annual Performance-Based Cash Incentive	$120,000(1)	$120,000(1)
	Benefits	$14,916(1)	$14,916(1)
JIM A. ZADRA Chief Financial Officer & Corporate Secretary	Salary	$393,750(2)	$525,000(2)
	Annual Performance-Based Cash Incentive	$100,000(2)	$100,000(2)
	Benefits	$31,3343)	$31,334(3)
ROBERT F. BROWN Vice President, Exploration	Salary	$215,000(4)	$215,000(4)
	Annual Performance-Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil

NEO	Element	Estimated Incremental Payment – Termination without Cause	Estimated Incremental Payment – Termination without Cause on a Change of Control
JUAN MANUEL FLORES Vice President, Operations	Salary	Nil(5)	$416,352(5)
	Annual Performance-Based Cash Incentive	$26,0005)	$26,000(5)
	Benefits	$16,265(5)	$16,265(5)

Notes:

(1)	Mr. Archer would be entitled to 480 times his daily consulting rate of $1,800, two times the average of the last two years’ bonus, and two years’ benefits.
(2)

Mr. Zadra would be entitled to 18 months’ salary and two times the average of the last two years’ bonus, or a combination of notice and payment. In the case of change of control, Mr. Zadra would be entitled to two years’ salary, and two times the average of the last two years’ bonus.

(3)	Mr. Zadra would be entitled to two years’ benefits. This amount consists of $12,135 in RRSP matching contributions and $3,532 other benefits (multiplied by two).
(4)	Mr. Brown would be entitled one years’ salary, or combination of both notice and payment.
(5)

Mr. Flores would be entitled to notice or wages in lieu of notice, in accordance with Mexican Labour law. In the case of change of control, Mr. Flores would be entitled to two years’ salary, two times the average of the last two years’ bonus and two years of other compensation.

Director Compensation

Independent directors are paid an annual retainer of $30,000, plus $1,000 for each board meeting attended and $500 for each committee meeting attended. In addition, the Chairman of the Board and the Chairman of the Audit Committee are paid additional annual retainers of $30,000 and $10,000 respectively. The Chairman of each of the other committees is paid an additional annual retainer of $5,000. The Board of Directors agreed to a 10% reduction on retainers and meeting fees for 2013.

The compensation earned by directors who were not a NEO for the Company’s most recently completed financial year of December 31, 2013, is as follows:

Name	Fees earned ($)(1)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
R.W. (BOB) GARNETT	74,700	Nil	30,888(5)	Nil	Nil	3,445(7)	109,033
KENNETH W. MAJOR	41,850	Nil	23,166(5)	Nil	Nil	Nil	65,016
JOHN JENNINGS	43,200	Nil	23,166(5)	Nil	Nil	Nil	66,366
GEOFFREY CHATER(2)	26,162	Nil	46,332(5)	Nil	Nil	Nil	72,494
W.J. (JAMES) MULLIN(3)	15,750	Nil	26,970(6)	Nil	Nil	Nil	42,720
DICK WHITTINGTON(4)	3,000	Nil	Nil	Nil	Nil	Nil	3,000

Notes:

(1)	Retainers and meeting fees reflect a 10% reduction agreed to by the Board in January 2013.
(2)	Mr. Chater was appointed Director of the Company on May 14, 2013 and resigned on April 7, 2014.
(3)	Mr. Mullin was appointed Director of the Company on August 6, 2013.
(4)	Mr. Whittington resigned as a Director of the Company on January 22, 2013.
(5)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The June 28, 2013 grants were valued using the following assumptions: Exercise Price: $0.70; Risk Free Rate of Return: 1.22%; Volatility Estimate: 65.6%; Expected Life (Years): 1.94; Dividend Rate: Nil; Per Option Value: $0.30888.

(6)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The August 12, 2013 grants were valued using the following assumptions: Exercise Price: $0.92; Risk Free Rate of Return: 1.14%; Volatility Estimate: 56.17%; Expected Life (Years): 1.87; Dividend Rate: Nil; Per Option Value: $0.35960.

(7)	Payment of benefits.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding as at May 6, 2014 for the directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.W. (BOB) GARNETT	200,000 100,000 100,000	2.40 0.70 1.71	5-Dec-16 28-Jun-16 16-Aug-17	Nil 7,000 Nil	N/A	N/A	N/A
KENNETH W. MAJOR	75,000 200,000	0.70 2.40	28-Jun-16 5-Dec-16	5,250 Nil	N/A	N/A	N/A
JOHN JENNINGS	75,000 200,000	0.70 1.71	28-Jun-16 16-Aug-17	5,250 Nil	N/A	N/A	N/A
GEOFFREY CHATER	150,000	0.70	28-Jun-16	10,500	N/A	N/A	N/A
W.J. (JAMES) MULLIN	75,000	0.92	11-Aug-16	Nil	N/A	N/A	N/A

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2013. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2013, which was $0.77 per share.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2013, for the directors, excluding a director who is already set out in disclosure above for an NEO for the Company:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R.W. (BOB) GARNETT	3,000(1)	Nil	Nil
KENNETH W. MAJOR	2,250(1)	Nil	Nil
JOHN JENNINGS	2,250(1)	Nil	Nil
GEOFFREY CHATER	4,500(1)	Nil	Nil
W.J. (JAMES) MULLIN	2,500(2)	Nil	Nil

Notes:

(1)

The value vested during the year represents the aggregate dollar value that would have been realized if a director had exercised each of his options that vested in 2013 on the date of such vesting. Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The June 28, 2013 grants were valued using the following assumptions: Exercise Price: $0.70; Risk Free Rate of Return: 1.22%; Volatility Estimate: 65.6%; Expected Life (Years): 1.94; Dividend Rate: Nil; Per Option Value: $0.30888.

(2)

The value vested during the year represents the aggregate dollar value that would have been realized if a director had exercised each of his options that vested in 2013 on the date of such vesting. Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The August 12, 2013 grants were valued using the following assumptions: Exercise Price: $0.92; Risk Free Rate of Return: 1.14%; Volatility Estimate: 56.17%; Expected Life (Years): 1.87; Dividend Rate: Nil; Per Option Value: $0.35960.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Share Option Plan

The only equity compensation plan which the Company has in place is the Amended and Restated Incentive Share Option Plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”). The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on June 27, 2013. A copy of the Share Option Plan, as amended, is attached as Appendix D to the Information Circular dated May 27, 2013, which was filed on SEDAR at www.sedar.com on May 30, 2013.

The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the Board of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Share Option Plan provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2013, in relation to compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of |outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (2)
Equity compensation plans approved by securityholders	6,744,269(1)	$1.41	7,097,702
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,744,269	$1.41	7,097,702

Notes:

(1)

A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Share Option Plan. As of December 31, 2013, the maximum number of Common Shares reserved for issuance under the Share Option Plan was 13,841,971 Common Shares (being 10% of the 138,419,715 Common Shares issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officers, directors or employees, or former executive officers, directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2013, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Compensation Plans

The Board is proposing to adopt a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”), to supplement the existing Share Option Plan as part of the Company’s share based compensation arrangements for directors, officers or employees of the Company or a related entity of the Company The purpose of the RSU/DSU Plan is to provide employees, directors and officers (the “Eligible Persons”) with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company; (ii) aligning the interests of such Eligible Persons with the interests of the Company’s Shareholders; (iii) encouraging such Eligible Persons to remain associated with the Company; and (iv) furnishing such Eligible Persons with equity based incentives for their efforts on behalf of the Company. The RSU/DSU Plan accompanies this Circular as Appendix B and will be available for inspection and placed before the Shareholders for approval at the Meeting.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) may only be granted to Eligible Persons. Both RSUs and DSUs, and all other rights, benefits or interests in the RSU/DSU Plan are non-transferrable (other than to a grantee’s beneficiary or estate, as the case may be, upon the death of the grantee). The RSUs and DSUs to be granted to Eligible Persons under the RSU/DSU Plan will entitle the holder to receive a specified number of Common Shares, or the fair market value of such Common Shares, subject to vesting. Accordingly, the RSUs and DSUs will track the value of the underlying Common Shares, but the grantees will not receive such underlying Common Shares (or the fair market value thereof) until the applicable RSU or DSU vests.

For the purposes of the RSU/DSU Plan, fair market value of the Common Shares is determined, as at a particular date, as follows:

(a)

if the Common Shares are listed on the Toronto Stock Exchange (the “TSX”), the volume weighted average of the trading price per Common Share on the TSX for the last five (5) trading days ending on that date;

(b)

if the Common Shares are not listed on the TSX, the value established by the Board based on the volume weighted average price per Common Share traded on any other public exchange on which the Common Shares are listed; or

(c)	if the Common Shares are not listed on any public exchange, the value per Common Share established by the Board of Directors.

The RSU/DSU Plan will be administered by the Board. The Board has the authority to delegate all of its powers and authority under the RSU/DSU Plan to the Compensation Committee of the Board of Directors. The maximum number of Common Shares to be made subject to the RSU/DSU Plan, together with the number of Common Shares to be made subject to grant under any other share compensation arrangement of the Company (including the Company’s existing Share Option Plan), will be set at 10% of the outstanding Common Shares of the Company from time to time. To the extent that Common Shares have not been made subject to grants under the RSU/DSU Plan, they will be available for grant under the Company’s Share Option Plan. The number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period, or issuable at any time, cannot exceed 10% of the issued and outstanding Common Shares. RSUs and DSUs for which shares are issued or which are settled for cash will be available for re-grant under the RSU/DSU Plan, or pursuant to the Company’s Share Option Plan. The Board may, at any time and from time to time, amend, suspend or terminate the RSU/DSU Plan as to any Common Shares of which RSUs or DSUs have not been made. In addition, the Board may, without the further approval of the shareholders, make the following types of amendments to the RSU/DSU Plan:

  any amendment of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

  any amendment necessary to comply with the provisions of applicable law (including, without limitation, the policies of the TSX);

  any amendment respecting administration of the Plan;

  subject to applicable laws, any amendment expanding the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the Plan;

  any amendment to the performance vesting provisions of the Plan or any award;

  any amendment to the early termination provisions provided in this Plan or any award whether or not such award is held by an insider of the Company, provided such amendment does not entail an extension beyond the expiry date of such award;

  any amendment necessary to suspend or terminate the Plan;

  any amendment which reduce, and not increase, the benefits of this Plan to; and

  any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable law (including, without limitation, the policies of the TSX).

Restricted Share Units

The purpose of the RSUs is to reward employees, officers and directors for their individual performance based achievements and are intended to provide an alternative incentive mechanism to the Company’s Share Option Plan. The goal of such grants is to more closely align awards to individual performance based on established performance criteria.

The RSU/DSU Plan permits the Board to grant awards of RSUs to Eligible Persons (an “RSU Grantee”). The Board of Directors has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to a RSU vesting. It is the Board’s intent that all RSUs will only vest upon achievement of performance objectives designed to advance the Company’s business interests and increase the value of the Company. The performance objectives to be met are established by the Board at the time of grant of the RSU. RSUs shall expire if they have not vested prior to an expiry date to be set by the Board, which shall be no later than December 31 of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the vesting period. Upon vesting, the RSUs will, at the Company’s option, be (i) converted on a one-for-one basis for freely tradable, non-restricted Common Shares; or (ii) settled through a cash payment equal to the fair market value of the Common Shares underlying the RSUs as of the date of vesting. If the Company pays a cash dividend on its shares, the RSUs held by an RSU Grantee will be increased by (i) multiplying the amount of the dividend per share by the aggregate number of Restricted Share Units that were credited to the RSU Grantee’s account as of the record date for such dividend, and (ii) dividing that amount by the fair market value on the date on which the dividend is paid.

RSUs will remain outstanding and vest in accordance with their terms, notwithstanding the subsequent termination of employment of an RSU Grantee, unless the RSU Grantee is terminated by the Company with cause, in which case all RSUs held by the RSU Grantee, whether vested or unvested will be forfeited and cancelled without payment. In the event of a change of control of the Company and the subsequent termination of the RSU Grantee, or a decrease or diminishment of the RSU Grantee’s duties, the RSUs will immediately vest and be paid out. Upon resignation of a participant, RSUs for which performance and other vesting criteria have been met will remain outstanding, and all other RSUs will be forfeited for no consideration.

Deferred Share Units

Under the RSU/DSU Plan, the Board may, before a relevant date in respect of which compensation is otherwise payable, grant DSUs to Eligible Persons (a “DSU Award”). In addition, Eligible Persons are permitted (subject to the approval of the Board), at any time before compensation is earned, to elect to receive any portion of their cash compensation in DSUs. DSU Awards vest upon the date the Eligible Person ceases to be an Eligible Person under the RSU/DSU Plan (the “Separation Date”), whether such status changes as a result of the termination of service of the Eligible Person by the Company, retirement or resignation of the Eligible Person, removal from the Board of Directors, or otherwise. No later than December 15 of the year following the year in which the Separation Date occurs, or in the case of the death of the of the holder of the DSU Award, within two months of the death of the holder, the DSU Award will, at the Company’s option, either be (i) converted on a one-for-one basis for freely tradable, non-restricted Common Shares; or (ii) settled through a cash payment equal to the fair market value of the Common Shares underlying the DSUs as of the date of vesting.

Treatment of Dividends

If the Company pays a cash dividend on its shares, the RSUs or DSUs held by an Eligible Person will be increased by (i) multiplying the amount of the dividend per share by the aggregate number of RSUs or DSUs, as applicable, that were credited to the Eligible Person’s account as of the record date for such dividend, and (ii) dividing that amount by the Fair Market Value on the date on which the dividend is paid.

Shareholder Approval

Based on the foregoing, Shareholders are being requested to consider and, if thought advisable, to pass the following ordinary resolution approving the RSU/DSU Plan, with or without variation:

“RESOLVED that:

1.

The Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) providing for the issuance of common shares of the Company upon redemption of restricted share units (“RSUs”) and deferred share units (“DSUs”) that are granted after the date hereof, substantially as incorporated in the form of the RSU/DSU Plan presented to the shareholders of the Company, is hereby approved, subject to such revisions as may be required by any stock exchange upon which the Company is listed from time to time, and any director or officer of the Company is hereby authorized and directed to settle the terms thereof and to execute and deliver for, and on behalf of, and in the name of the Company, the RSU/DSU Plan and any other documents in relation thereto, as may be approved by such director or officer (the “RSU/DSU Plan Documents”), and the RSU/DSU Plan Documents so executed shall be conclusively deemed to be the RSU/DSU Plan Documents authorized and approved by this resolution and the Company is authorized to perform its obligations under the RSU/DSU Plan and any associated RSU/DSU Plan Documents;

2.

The Board be authorized to grant RSUs and DSUs to eligible persons under the RSU/DSU Plan provided that at no time shall shares subject to the RSU/DSU Plan, and stock options granted under the Company’s incentive Share Option Plan in effect from time to time exceed 10% of the number of Common Shares outstanding;

3.

Any officer or director of the Company is hereby authorized to take all such steps and execute all such documents and to do all such other acts and things, as such person may in his or her sole discretion consider necessary or desirable in connection with or to carry out the provisions of the foregoing resolution; and

4.	The directors be authorized in their sole discretion not to proceed with the RSU/DSU Plan, or to terminate the RSU/DSU Plan, without further approval from the Shareholders.”

The RSU/DSU Plan must be approved by at least a majority of the votes cast at the Meeting by Shareholders who vote in respect of the approval of the RSU/DSU Plan (present in person or represented by proxy). If the Shareholders do not approve the RSU/DSU Plan, the RSU/DSU Plan may still be adopted by the Board, but RSUs and DSUs will be settled by cash payments. The settlement of RSUs and DSUs through the issue of Common Shares will only be implemented once the Company has received both Shareholder and TSX approval of the RSU/DSU Plan.

The Board unanimously recommends that the Shareholders approve the RSU/DSU Plan, by voting FOR this resolution at the Meeting.

Proxies received in favour of management will be voted in favour of the RSU/DSU Plan, unless the Shareholder has specified in the Proxy that his or her Common Shares are to be voted against such resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013, can be found on SEDAR at www.sedar.com. Copies are available upon request from the Company’s Corporate Secretary at Suite 800, 333 Seymour Street, Vancouver, British Columbia, telephone number 604-608-1766, or fax number 604-608-1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2013, which will be placed before shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to shareholders of Great Panther have been approved by the board of directors.

DATED at Vancouver, British Columbia on May 6, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) R.W. (Bob) Garnett
Chairman of the Board and Director

APPENDIX A
BOARD MANDATE

GREAT PANTHER SILVER LIMITED
(the "Company")
BOARD MANDATE

Article 1.       Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.       Composition and Functioning of the Board

(a)               Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)               Independent Directors

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b)

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

(f)

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

(g)	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(c)                     Establishment of Board Agenda

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(d)                     Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(e)                     Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(f)                     Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)                    Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)                     Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)                    Evaluating Board Performance

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.         Functioning of Committees

(a)             Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)             Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.         Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;

(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

(c)	develop and maintain familiarity with the officers and senior management of the Company;

(d)	attend board and, if applicable, committee meetings regularly;

(e)	read advance materials prior to board or committee meetings;

(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

(g)	if absent from a meeting, keep up-to-date on discussions missed;

(h)	devote the necessary time and attention to Company issues in order to make informed decisions;

(i)	if requested, participate on board committees;

(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

(k)	participate in continuing director education.

Article 5.         Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.         Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.         Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.         Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually re-evaluate the Company’s approach to corporate governance.

Article 9.         Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;

(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	Consideration whether there is room for improvement of the present strategic position.

Article 10.       Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.       Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.       Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13.       Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

(b)	internal controls relating to accounting, controlling and finance; and

(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.       Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board.

Article 15.       Majority Voting Policy

(a)             Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company

(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or

(c)	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)             Disclosure of Detailed Voting Results

Promptly after a shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 16.       Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

APPENDIX B

GREAT PANTHER SILVER LIMITED
RESTRICTED SHARE UNIT AND DEFERRED SHARE UNIT PLAN

PART 1
GENERAL PROVISIONS

Establishment and Purpose

1.1                                 The Company hereby establishes a Restricted Share Unit and Deferred Share Unit plan known as the “Great Panther RSU/DSU Plan” or “Great Panther Restricted Share Unit and Deferred Share Unit Plan”, and in this document referenced as the “Plan”.

1.2                                 The purpose of this Plan is to enable Eligible Persons to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such Eligible Persons in the Company, (ii) aligning the interests of such Persons with the interests of the Company’s shareholders generally, (iii) encouraging such Persons to remain associated with the Company, and (iv) furnishing such Persons with an alternative incentive in their efforts on behalf of the Company. The Board also contemplates that through the Plan, the Company will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Company.

1.3                                 Restricted Share Units granted pursuant to this Plan will be used to compensate Employees and Officers for their individual performance based achievements and are intended to provide an alternative incentive to stock option awards in this specific respect. The goal of such grants is to more closely tie awards to individual performance based on established performance criteria.

Definitions

1.4                                 In this Plan:

(a)              Applicable Withholding Tax means any and all taxes and other source deductions or other amounts which the Company is required by Applicable Law to withhold from any amounts paid or credited to a Participant under the Plan, or which the Company determines to withhold in order to fund remittance obligations;

(b)              Attendance Fee means the fee for attending committee meetings;

(c)              Award means an award of Restricted Share Units and/or Deferred Share Units under this Plan;

(d)              Award Payout means the applicable Share issuance or cash payment in respect of a vested Restricted Share Unit pursuant and subject to the terms and conditions of this Plan and the applicable Award;

(e)              Board means the Board of Directors of the Company;

(f)              Business Day means a day upon which the TSX is open for trading;

(g)              Change of Control in respect of any Eligible Person has the meaning ascribed to such term (in a relevant context) in the Eligible Person’s then existing employment agreement with the Company or, if no meaning is so ascribed, means the acquisition by any person or by any person and its joint actors (as such term is defined in the Securities Act), whether directly or indirectly, of voting securities (as such term is defined in the Securities Act) of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 20% of the outstanding voting securities of the Company;

(h)              Committee means Human Resources and Compensation Committee of the Board or other committee of the Board, consisting of not less than three directors, to whom the authority of the Board is delegated in accordance with §1.8 ;

(i)              Company means Great Panther Silver Limited, and includes any successor company thereto;

(j)              Deferred Share Unit means a right granted by the Company to an Eligible Person to receive, on a deferred payment basis, a Share or the Fair Market Value of a Share, on the terms contained in this Plan;

(k)              Designated Deferred Share Unit Compensation means that part of a Non-Employee Director’s compensation that is designated by the Board to be paid in Deferred Share Units;

(l)              Director means a member of the Board;

(m)              Discretionary Compensation means any amount that is approved by the Board, from time to time, to be paid to an Eligible Person in that person’s capacity as a Non-Employee Director;

(n)              DSU Participant means an Eligible Person who is granted Deferred Share Units from time to time under this Plan;

(o)              Elected Amount has the meaning set forth in §5.1;

(p)              Eligible Person means any person who is an Employee, Officer, or a Director;

(q)              Employee means an employee of the Company or of a Related Entity;

(r)              Expiry Date means December 31 of the third calendar year after the Grant Date, or such earlier date as may be established by the Board in respect of an Award at the time of grant of the Award;

(s)              Fair Market Value means, as at a particular date, for the purpose of calculating the applicable Vesting Date Value and Award Payout,

(i)                if the Shares are listed on the TSX, the volume weighted average price per Share traded on the TSX over the last five trading days preceding that date,

(ii)               if the Shares are not listed on the TSX, the value established by the Board based on the volume weighted average price per Share traded on any other public exchange on which the Shares are listed over the same period, or

(iii)              if the Shares are not listed on any public exchange, the value per Share established by the Board based on its determination of the fair value of a Share;

(t)              Financial Quarter means each three month period ending on March 31, June 30, September 30, or December 31, respectively, unless otherwise designated by the Board;

(u)              Grant Date means the date of grant of any Restricted Share Unit or Deferred Share Unit;

(v)              IFRS means the International Financial Reporting Standards as adopted by the Accounting Standards Board of Canada;

(w)              ITA means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), including the regulations promulgated thereunder, as amended from time to time;

(x)              Non-Employee Director shall mean an individual who is a member of the Board but who is not otherwise an Employee of the Company or of any Related Entity at the date the Award is granted;

(y)              Officer means an individual who is an officer of the Company or of a Related Entity as an appointee of the Board or the board of directors of the Related Entity, as the case may be;

(z)              Participant means a RSU Participant or a DSU Participant, as applicable;

(aa)           Plan means this Great Panther RSU/DSU Plan or Great Panther Restricted Share Unit and Deferred Share Unit Plan, as amended from time to time;

(bb)           Restricted Share Unit means a right granted under this Plan to receive the Award Payout on the terms contained in this Plan as more particularly described in §4.1;

(cc)           Redemption Date has the meaning contained in §6.1;

(dd)           Redemption Notice has the meaning contained in §6.1;

(ee)           Related Entity means a person that is controlled by the Company. For the purposes of this Plan, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of

(i)                ownership of or direction over voting securities in the second person,

(ii)               a written agreement or indenture,

(iii)              being the general partner or controlling the general partner of the second person, or

(iv)             being a trustee of the second person;

(ff)           Remuneration Period means a fiscal year, or where the context requires, any portion of such period;

(gg)           Required Approvals has the meaning contained in §1.6.

(hh)           Retirement means, with respect to a Recipient, the early or normal retirement of the Recipient within the meaning of the pension plan of the Company for salaried employees, whether or not such Recipient is a member of that pension plan, or, if the Company does not have such a plan, the date on which the Recipient reaches age 65;

(ii)           RSU Participant means an Eligible Person who may be granted Restricted Share Units from time to time under this Plan;

(jj)           Securities Act means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

(kk)         Separation Date the date that the DSU Participant ceases to be an Eligible Person;

(ll)           Share means a Common share in the capital of the Company as from time to time constituted;

(mm)        Termination means, with respect to a RSU Participant, that the RSU Participant has ceased to be an Eligible Person, other than as a result of Retirement, and has ceased to fulfil any other role as employee or officer of the Company or any Related Entity, including as a result of termination of employment, resignation from employment, removal as an officer, death or Total Disability;

(nn)         Terminated Service means, with respect to a DSU Participant, that the DSU Participant has ceased to be an Eligible Person, other than as a result of death;

(oo)           Total Cash Compensation for a particular DSU Participant means the aggregate of the annual retainer (including any additional amounts payable for serving as lead Director or committee Chair or member of the audit committee of the Board), the Attendance Fee and any Discretionary Compensation, that may become payable to that DSU Participant (not including any component that, at the relevant time, has been designated as Designated Deferred Share Unit Compensation);

(pp)           Total Disability means, with respect to a RSU Participant, that, solely because of disease or injury, within the meaning of the long-term disability plan of the Company, the RSU Participant, is deemed by a qualified physician selected by the Company to be unable to work at any occupation which the RSU Participant, is reasonably qualified to perform;

(qq)           Trigger Date means, with respect to a Restricted Share Unit, the date set by the Board which is no later than December 1 of the third calendar year following the Grant Date of the Restricted Share Unit, and if no date is set by the Board, then December 1 of the third calendar year following the Grant Date of the Restricted Share Unit;

(rr)           TSX means The Toronto Stock Exchange; and

(ss)           Vesting Date Value means the notional value, as at a particular date, of the Fair Market Value of one Share.

Interpretation

1.5                                 For all purposes of this Plan, except as otherwise expressly provided or unless the context otherwise requires:

any reference to a statute shall include and shall, unless otherwise set out herein, be deemed to be a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding such statute or such regulations;

the singular includes the plural and vice-versa, and a reference to any of the feminine, masculine or neuter includes the other two;

any reference to “consent” or “discretion” of any person shall be construed as meaning that such person may withhold such consent arbitrarily or grant it, if at all, on such terms as the person sees fit, and may exercise all discretion fully and in unfettered manner; and

any reference to “including” or “inclusive” shall be construed as not restricting the generality of any foregoing or other provision.

Effective Date

1.6                                 This Plan will be effective on June 26, 2014. The Board may, in its discretion, at any time, and from time to time, issue Restricted Share Units or Deferred Share Units to Eligible Persons as it determines appropriate under this Plan. However, any such issued Restricted Share Units or Deferred Share Units may not be paid out in Shares in any event until receipt of the necessary approvals from shareholders of the Company, the TSX, and any other applicable regulatory bodies (the “Required Approvals”).

Administration

1.7                                 The Board will, in its sole and absolute discretion, but taking into account relevant corporate, securities and tax laws,

(a)              interpret and administer this Plan,

(b)              establish, amend and rescind any rules and regulations relating to this Plan, and

(c)              make any other determinations that the Board deems necessary or appropriate for the administration of this Plan.

The Board may correct any defect or any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or appropriate. Any decision of the Board in the interpretation and administration of this Plan will be final, conclusive and binding on all parties concerned. All expenses of administration of this Plan will be borne by the Company.

Delegation to Committee

1.8                                 All of the powers exercisable hereunder by the Board may, to the extent permitted by law and as determined by a resolution of the Board, be delegated to a Committee including, without limiting the generality of the foregoing, those referred to under §1.7 and all actions taken and decisions made by the Committee or by such officers in this regard will be final, conclusive and binding on all parties concerned, including, but not limited to, the Company, the Eligible Person, and their legal representatives.

Incorporation of Terms of Plan

1.9                                 Subject to specific variations approved by the Board all terms and conditions set out herein will be incorporated into and form part of each Restricted Share Unit and each Deferred Share Unit granted under this Plan.

Maximum Number of Shares

1.10                               The aggregate number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to §3.7, shall not exceed the number of Shares as would, when combined with all other Shares subject to grants made under the Company’s other share compensation arrangements (including the Company’s stock option plan), would not exceed 10% of the outstanding shares of the Company.

1.11                               Any Shares subject to a Restricted Share Unit or Deferred Share Unit which has been granted under the Plan and which is cancelled or terminated in accordance with the terms of the Plan without being paid out as provided for in this Plan shall again be available under the Plan.

PART 2
AWARDS UNDER THIS PLAN

Eligibility

2.1                                 Awards will be granted only to Eligible Persons. If any Eligible Person is (pursuant to the terms of his or her employment, engagement or otherwise) subject to a requirement that he or she not benefit personally from an Award, the Committee may (in its discretion, taking into account relevant corporate, securities and tax laws) grant any Award to which such Person would otherwise be entitled to the Person’s employer or to any other entity designated by them that directly or indirectly imposes such requirement on the Person. The Committee shall have the power to determine other eligibility requirements with respect to Awards or types of Awards

Limitation on Issuance of Shares to Insiders

2.2                                 Notwithstanding anything in this Plan, the Company shall not issue Shares under this Plan to any Eligible Person who is an Insider of the Company where such issuance would result in:

(a)              the total number of Shares issuable at any time under this Plan to Insiders, or when combined with all other Shares issuable to Insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non-diluted basis; and

(b)              the total number of Shares that may be issued to Insiders during any one year period under this Plan, or when combined with all other Shares issued to Insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Company on a non diluted basis.

Where the Company is precluded by this §2.2 from issuing Shares to an Insider of the Company, the Company will pay to the relevant Insider who is (i) a RSU Participant a cash amount equal to the Vesting Date Value as at the Trigger Date of the Restricted Share Unit or (ii) a DSU Participant, cash equal to the Fair Market Value of the Shares on the Redemption Date multiplied by the number of Deferred Share Units to be redeemed on such date.

Consultants and Advisors

2.3                                 The Board may engage such consultants and advisors as it considers appropriate, including compensation or human resources consultants or advisors, to provide advice and assistance in determining the amounts to be paid under this Plan and other amounts and values to be determined hereunder or in respect of this Plan including, without limitation, those related to a particular Fair Market Value.

PART 3
RESTRICTED SHARE UNITS

RSU Participants

3.1                                 Restricted Share Units that may be granted hereunder to a particular Eligible Person in a calendar year will (subject to any applicable terms and conditions and the Board’s discretion) represent a right to a bonus or similar award to be received for services rendered by such Eligible Person to the Company or a Related Entity, as the case may be, in the Company’s or the Related Entity’s fiscal year ending in, or coincident with, such calendar year.

Grant

3.2                                 The Board may, in its discretion, at any time, and from time to time, grant Restricted Share Units to Eligible Persons as it determines is appropriate, subject to the limitations set out in this Plan. In making such grants the Board may, in its sole discretion but subject to §3.4(d) , in addition to Performance Conditions set out below, impose such conditions on the vesting of the Awards as it sees fit, including imposing a vesting period on grants of Restricted Share Units.

Performance Conditions

3.3                                 At the time a grant of a Restricted Share Unit is made, the Board may, in its sole discretion, establish such performance conditions for the vesting of Restricted Share Units as may be specified by the Committee in the Award (the “Performance Conditions”). The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any Performance Conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to Performance Conditions. The Board may determine that an Award shall vest in whole or in part upon achievement of any one performance condition or that two or more Performance Conditions must be achieved prior to the vesting of an Award. Performance Conditions may differ for Awards granted to any one RSU Participant or to different RSU Participants.

Vesting

3.4                                 Except as provided in this Plan, Restricted Share Units issued under this Plan will vest on the later of:

(a)              the Trigger Date; and

(b)              the date upon which the relevant Performance Condition set out in the Award has been satisfied,

provided that

(c)              Restricted Share Units shall only vest on the Trigger Date to the extent that the Performance Conditions set out in an Award have been satisfied on or before the Trigger Date; and

(d)              no Restricted Share Unit will remain outstanding for any period which exceeds the Expiry Date of such Restricted Share Unit.

Forfeiture and Cancellation Upon Expiry Date

Restricted Share Units which do not vest on or before the Expiry Date of such Restricted Share Unit will be automatically deemed cancelled, without further act or formality and without compensation.

Account

3.5                                 Restricted Share Units issued pursuant to this Plan (including fractional Restricted Share Units, computed to three digits) will be credited to a notional account maintained for each RSU Participant by the Company for the purposes of facilitating the determination of amounts that may become payable hereunder. A written confirmation of the balance in each RSU Participant’s account will be sent by the Company to the RSU Participant upon request of the RSU Participant.

Dividend Equivalents

3.6                                 On any date on which a cash dividend is paid on Shares, a RSU Participant’s account will be credited with the number and type of Restricted Share Units (including fractional Restricted Share Units, computed to three digits) calculated by

(a)              multiplying the amount of the dividend per Share by the aggregate number of Restricted Share Units that were credited to the RSU Participant’s account as of the record date for payment of the dividend, and

(b)              dividing the amount obtained in §(a) by the Fair Market Value on the date on which the dividend is paid.

Adjustments and Reorganizations

3.7                                 In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of Company assets to shareholders, or any other change in the capital of the Company affecting Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of Restricted Share Units outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Notice and Acknowledgement

3.8                                 No certificates will be issued with respect to the Restricted Share Units issued under this Plan. Each RSU Participant will, prior to being granted any Restricted Share Units, deliver to the Company a signed acknowledgement substantially in the form of Schedule “A” to this Plan.

PART 4
PAYMENTS UNDER THE RESTRICTED SHARE UNITS

Payment of Restricted Share Units

4.1                                 Subject to the terms of this Plan and, without limitation, §4.6 of this Plan, the Company will pay out vested Restricted Share Units issued under this Plan and credited to the account of a RSU Participant by paying or issuing (net of any Applicable Withholding Tax) to such RSU Participant, on or subsequent to the Trigger Date but no later than the Expiry Date of such Vested Restricted Share Unit, an Award Payout of either at the Company’s option:

(a)              subject to receipt of the Required Approvals, one Share for such whole Vested Restricted Share Unit. Fractional Shares shall not be issued and where a RSU Participant would be entitled to receive a fractional Share in respect of any fractional Vested Restricted Share Unit, the Company shall pay to such RSU Participant, in lieu of such fractional Share, cash equal to the Vesting Date Value as at the Trigger Date of such fractional Share. Each Share issued by the Company pursuant to this Plan shall be issued as fully paid and non-assessable, or

(b)              a cash amount equal to the Vesting Date Value as at the Trigger Date of such Vested Restricted Share Unit.

Cancellation on Termination for Cause

4.2                                 Subject to §4.3 and §4.4 of this Plan, unless the Board at any time otherwise determines, all unvested Restricted Share Units held by any RSU Participant and all rights in respect thereof will be automatically cancelled, without further act or formality and without compensation, immediately in the event of a Termination arising from the termination of employment or removal from service by the Company or a Related Entity for cause.

Retirement, Total Disability, Death and Termination Without Cause

4.3                                 If a RSU Participant ceases to be an Eligible Person for any of the following reasons, unvested Restricted Share Units will not be cancelled but will remain outstanding and vest in accordance with the terms of this Plan as if such person was an Eligible Person:

(a)              Retirement of the RSU Participant; and

(b)              death or Total Disability of a RSU Participant.

Termination on Change of Control

4.4                                 Notwithstanding anything else in this Plan, all unvested Restricted Share Units held by any RSU Participant will automatically vest, without further act or formality, immediately in the event of a Termination of employment by the Company without cause or Termination arising from the resignation or cessation of employment or service by the RSU Participant based on a material reduction or change in position, duties or remuneration of the RSU Participant at any time within 12 months after the occurrence of a Change of Control (the “Early Trigger Date”).

4.5                                 Upon the occurrence of an Early Trigger Date of this Plan, the Company will pay out on such vested Restricted Share Units issued under this Plan and credited to the account of such RSU Participant by paying (net of any Applicable Withholding Tax) to such RSU Participant on or subsequent to the Early Trigger Date, but no later than 10 days after the Early Trigger Date, an Award Payout in an amount equal to the Vesting Date Value as at the Early Trigger Date of such Restricted Share Unit. Payments in respect of Restricted Share Units credited to the accounts of persons who are deceased will be made to or for the benefit of the legal representative of such person in accordance with §4.1.

Tax Matters and Applicable Withholding Tax

4.6                                 The Company does not assume any responsibility for or in respect of the tax consequences of the grant to RSU Participants of Restricted Share Units, or payments received by RSU Participants pursuant to this Plan. The Company or relevant Related Entity, as applicable, is authorized to deduct any Applicable Withholding Tax, in such manner (including, without limitation, by selling Shares otherwise issuable to RSU Participants, on such terms as the Company determines) as it determines so as to ensure that it will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, or the remittance of tax or other obligations. The Company or relevant Related Entity, as applicable, may require RSU Participants, as a condition of receiving amounts to be paid to them under this Plan, to deliver undertakings to, or indemnities in favour of, the Company or Related Entity, as applicable, respecting the payment by such RSU Participant s of applicable income or other taxes.

PART 5
DEFERRED SHARE UNITS

Determination of Deferred Share Units

5.1                                 The Board may, before a relevant date in respect of which compensation is otherwise payable, grant Designated Deferred Share Unit Compensation to Eligible Persons. In addition, a DSU Participant may elect, in the manner set out in §5.2, 5.3 and 5.4 as applicable, to receive all or a portion of the DSU Participant’s Total Cash Compensation (the “Elected Amount”) in the form of Deferred Share Units. Deferred Share Units issued pursuant to this Plan will be credited to a notional account maintained for each DSU Participant by the Company for the purposes of facilitating the determination of amounts that may become payable hereunder. The number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) to be credited to a DSU Participant will be determined in accordance with §5.5.

Elected Amount Proportional Election

5.2                                 At the option of the Board in its sole discretion, the Board may provide each DSU Participant with the ability to elect, with respect to a Financial Quarter, to be paid a percentage (from zero to 100% in 25% increments) of the DSU Participant’s Total Cash Compensation, in Deferred Share Units, with the balance, if any, being paid in cash, or a combination thereof.

Elected Amount Timing of Election

5.3                                 To be effective, an election (set out in the form attached hereto as “Schedule B”) with respect to Total Cash Compensation for services must be given to the Company not less than five Business Days before the beginning of the Financial Quarter to which the election relates, and in all events before the relevant Total Cash Compensation is otherwise payable.

Elected Amount No Election

5.4                                 If the Board has not provided a DSU Participant with the option to elect under Section 5.2 or if no election is made in respect of a particular Remuneration Period, the new or existing DSU Participant will receive the Total Cash Compensation in cash and no Deferred Share Units will be credited in respect of the particular Remuneration Period.

Issue of Deferred Share Units

5.5                                 The number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) to be credited to the account of a DSU Participant for services in a Financial Quarter and in respect of an election as referenced in Section 5.2, may be determined by dividing the Elected Amount (in respect of the DSU Participant’s Total Cash Compensation to be earned in such Financial Quarter) by the Fair Market Value as at the first Business Day of the Financial Quarter or such other date as is determined by the Board in its discretion, or pursuant to a grant of Designated Deferred Share Unit Compensation may be determined by dividing the Designated Deferred Share Unit Compensation by the Fair Market Value as of the date of such grant.

by the Fair Market Value, as of the date of such grant at the discretion of the Board.

Dividend Equivalents

5.6                               On any date on which a cash dividend is paid on Shares, a DSU Participant’s account will be credited with the number of Deferred Share Units (including fractional Deferred Share Units, computed to three digits) calculated by

(a)              multiplying the amount of the dividend per Share by the aggregate number of Deferred Share Units that were credited to the DSU Participant’s account as of the record date for payment of the dividend, and

(b)              dividing the amount obtained in §3.6(a) by the Fair Market Value on the date on which the dividend is paid.

Eligible Person’s Account

5.7                               A written confirmation of the balance in each DSU Participant’s notional account will be sent by the Company to the DSU Participant upon request of the Eligible Person.

Adjustments and Reorganizations

5.8                               In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of Company assets to shareholders, or any other change in the capital of the Company affecting Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of Deferred Share Units outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.

PART 6
REDEMPTION OF DSUS ON TERMINATION OF SERVICE OF DSU PARTICIPANTS

Redemption of Deferred Share Units

6.1                               On or after the Separation Date but no later than December 15 of the first calendar year commencing after the year in which the Separation Date occurred (the “Redemption Date”), the Company shall redeem the Deferred Share Units of a DSU Participant by providing a notice to the DSU Participant (in the form attached hereto as Schedule “C”) (“Redemption Notice”) electing at the Company’s option either (i) pay to a DSU Participant and who has Terminated Service cash equal to the Fair Market Value of the Shares on the Redemption Date multiplied by the number of Deferred Share Units to be redeemed on such date, net of any Applicable Withholding Tax, or (ii) issue to the DSU Participant who has Terminated Service, one Share for each Deferred Share Unit to be redeemed on such date, net of any Applicable Withholding Tax.

6.2                               Notwithstanding §6.1, The Company may defer the Redemption Date to any other date if such deferral is, in the sole opinion of the Company, desirable to ensure compliance with §7.4, provided that in no event shall the Redemption Date be deferred to a date that is later than the end of the calendar year after the calendar year in which the Separation Date falls.

Death

6.3                               In the event of the death of a DSU Participant, the Company will, within two months of the DSU Participant’s death, at the Company’s option, against the automatic redemption of the Deferred Share Units held in the name of the deceased DSU Participant (i) pay cash equal to the Fair Market Value of the Shares multiplied by the number of Deferred Share Units recorded to the DSU Participant which would be deliverable to the DSU Participant if the DSU Participant had Terminated Service in respect of the Deferred Share Units credited to the deceased DSU Participant’s account (net of any Applicable Withholding Tax), issue one Share for each Deferred Share Unit held by the DSU Participant as at the date of death of the DSU Participant, to or for the benefit of the legal representative of the DSU Participant. The Fair Market Value will be calculated on the date of death of the DSU Participant.

Applicable Withholding Tax

6.4                               The Company does not assume any responsibility for or in respect of the tax consequences of the grant to DSU Participants of Deferred Share Units, or payments received by DSU Participants pursuant to this Plan. The Company or relevant Related Entity, as applicable, is authorized to deduct any Applicable Withholding Tax, in such manner (including, without limitation, by selling Shares otherwise issuable to DSU Participants, on such terms as the Company determines) as it determines so as to ensure that it will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, or the remittance of tax or other obligations. The Company or relevant Related Entity, as applicable, may require DSU Participants, as a condition of receiving amounts to be paid to them under this Plan, to deliver undertakings to, or indemnities in favour of, the Company or Related Entity, as applicable, respecting the payment by such DSU Participant s of applicable income or other taxes.

PART 7
MISCELLANEOUS

Compliance with Applicable Laws

7.1                               The issuance by the Company of any Restricted Share Units or Deferred Share Units and its obligation to make any payments hereunder is subject to compliance with all applicable laws. As a condition of participating in this Plan, each Participant agrees to comply with all such applicable laws and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such applicable laws. The Company will have no obligation under this Plan, or otherwise, to grant any Restricted Share Unit and/or Deferred Share Unit or make any payment under this Plan in violation of any applicable laws.

Non-Transferability

7.2                               Restricted Share Units, Deferred Share Units and all other rights, benefits or interests in this Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a Participant dies the legal representatives of the Participant will be entitled to receive the amount of any payment otherwise payable to the Participant hereunder in accordance with the provisions hereof.

No Right to Service

7.3                               Neither participation in this Plan nor any action under this Plan will be construed to give any Eligible Person or Participant a right to be retained in the service or to continue in the employment of the Company or any Related Entity, or affect in any way the right of the Company or any Related Entity to terminate his or her employment at any time.

Applicable Trading Policies

7.4                                 The Board and each Participant will ensure that all actions taken and decisions made by the Board or the Participant, as the case may be, pursuant to this Plan comply with any applicable securities laws and policies of the Company relating to insider trading or “blackout” periods.

Successors and Assigns

7.5                                 This Plan will enure to the benefit of and be binding upon the respective legal representatives of the Eligible Person or Participants.

Plan Amendment

7.6                                 The Board may make the following types of amendments to this Plan without further shareholder approval as it deems necessary or appropriate, subject to the requirements of applicable laws:

any amendment of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

any amendment necessary to comply with the provisions of applicable law (including, without limitation, the policies of the TSX);

any amendment respecting administration of the Plan;

subject to applicable laws, any amendment expanding the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the Plan;

any amendment to the performance vesting provisions of the Plan or any Award;

any amendment to the early termination provisions provided in this Plan or any Award whether or not such Award is held by an Insider of the Company, provided such amendment does not entail an extension beyond the Expiry Date of such Award;

any amendment necessary to suspend or terminate the Plan;

any amendment which reduce, and not increase, the benefits of this Plan to , and any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable law (including, without limitation, the policies of the TSX).

7.7                                 No amendment will, without the consent of any Eligible Person or unless required by law (or for compliance with applicable corporate, securities or tax law requirements or related industry practice), adversely affect the rights of an Eligible Person or Participant with respect to Restricted Share Units or Deferred Share Units to which the Eligible Person or Participant is then entitled under this Plan.

Plan Termination

7.8                                 The Board may terminate this Plan at any time, but no termination will, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant respect to Restricted Share Units or Deferred Share Units to which the Participant is then entitled under this Plan. In no event will a termination of this Plan accelerate the vesting of Restricted Share Units or Deferred Share Units or the time at which a Participant would otherwise be entitled to receive any payment in respect of Restricted Share Units or Deferred Share Units hereunder.

Governing Law

7.9                                 This Plan and all matters to which reference is made in this Plan will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

Reorganization of the Company

7.10                               The existence of this Plan or Restricted Share Units or Deferred Share Units will not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, Shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

No Shareholder Rights

7.11                               Restricted Share Units and Deferred Share Units are not considered to be Shares or securities of the Company, and a Participant who is granted Restricted Share Units or Deferred Share Units will not, as such, be entitled to receive notice of or to attend any shareholders’ meeting of the Company, nor entitled to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, and will not be considered the owner of Shares by virtue of such issuance of Restricted Share Units or Deferred Share Units.

No Other Benefit

7.12                               No amount will be paid to, or in respect of, an Eligible Person under this Plan to compensate for a downward fluctuation in the Fair Market Value or price of a Share, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Person for such purpose.

Unfunded Plan

7.13                               For greater certainty, the crediting of any Award to the notional accounts set out in this Plan for any Participant does not confer any entitlement, benefits, or any rights of a similar nature or otherwise, aside from the rights expressly set out in this Plan, and this Plan will be an unfunded plan, including for tax purposes and for purposes of the Employee Retirement Income Security Act (United States). Any Participant to which Restricted Share Units or Deferred Share Units (as the case may be) are credited to his or her account or holding Restricted Share Units or Deferred Share Units (as the case may be) or related accruals under this Plan will have the status of a general unsecured creditor of the Company with respect to any relevant rights that may arise thereunder.

SCHEDULE “A”

GREAT PANTHER SILVER LIMITED

RESTRICTED SHARE UNIT AND DEFERRED SHARE UNIT PLAN

NOTICE OF RESTRICTED SHARE UNIT GRANTED

Great Panther Inc. (the “Company”) hereby confirms the grant to the undersigned RSU Participant of Restricted Share Units (“Units”) described in the table below pursuant to the Company’s Restricted Share Unit Plan (the “Plan”), a copy of which Plan has been provided to the undersigned RSU Participant.

No. of Units	Trigger Date	Expiry Date

[include any specific/additional vesting period or Performance Conditions]

DATED ____________________, 20____.

GREAT PANTHER SILVER LIMITED

Per:
Authorized Signatory

The undersigned hereby accepts such grant, acknowledges being a RSU Participant under the Plan, agrees to be bound by the provisions thereof and agrees that the Plan will be effective as an agreement between the Company and the undersigned with respect to the Units granted or otherwise issued to it.

DATED ____________________, 20____.

Witness (Signature)

Name (please print)
RSU Participant’s Signature

Address

City, Province	Name of RSU Participant (print)

Occupation

SCHEDULE “B”

GREAT PANTHER SILVER LIMITED

RESTRICTED SHARE UNIT AND DEFERRED SHARE UNIT PLAN

DEFERRED SHARE UNIT ELECTED AMOUNT

No. of Units	Elected Amount

DATED ____________________, 20____.

GREAT PANTHER SILVER LIMITED

Per:
Authorized Signatory

The undersigned hereby accepts such grant, acknowledges being a DSU Participant under the Plan, agrees to be bound by the provisions thereof and agrees that the Plan will be effective as an agreement between the Company and the undersigned with respect to the Units granted or otherwise issued to it.

DATED ____________________, 20____.

Witness (Signature)

Name (please print)

DSU Participant’s Signature
Address

City, Province	Name of DSU Participant (print)

Occupation

2

SCHEDULE “C”

REDEMPTION NOTICE FOR DEFERRED SHARE UNITS

GREAT PANTHER SILVER LIMITED
(the “Company”)

Restricted Share Unit and Deferred Share Unit Plan
(the “Plan”)

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

Great Panther Inc. (the “Company”) hereby confirms the redemption to the undersigned DSU Participant of Deferred Share Units (“Units”) described in the table below pursuant to the Company’s Deferred Share Unit Plan (the “Plan”), a copy of which Plan has been provided to the undersigned RSU Participant.

The Company will redeem all the Deferred Share Units credited to the DSU Participant’s account under the Plan on the following redemptions date, or dates, which in each case shall be at least 3 Business Days following the date on which this Redemption Notice is received by the DSU Participant but no later than [December 15] of the first calendar year commencing after the year of the Separation Date, net of Applicable Withholding Taxes.

Percentage of Units	Redemption Date(s)
(expressed as a percentage totalling 100%)

DATED ____________________, 20____.

3

GREAT PANTHER SILVER LIMITED

Per:
Authorized Signatory

The undersigned hereby acknowledges the redemption:

Date	(Signature of DSU Participant)

(Name of DSU Participant in Block Letters)

4